Exhibit 3(a)



             THE PEOPLES GAS LIGHT AND COKE COMPANY

                ACTION OF THE BOARD OF DIRECTORS
              BY WRITTEN CONSENT IN LIEU OF MEETING

          The Board of Directors of the Company has taken the following action by unanimous written consent:

                   RESOLVED, That the By-Laws of the
          Company be, and they hereby are, amended by replacing Section 3.1 of Article III of the By-Laws in its entirety with the following:

                           ARTICLE III
                    Directors and Committees

                   SECTION 3.1.   Number and
          Election. The business and affairs of the Company shall be managed and controlled by a board of directors, five (5) in number. The directors shall be elected by the shareholders entitled to vote at the annual meeting of such shareholders and each director shall be elected to serve for a term of one (1) year and thereafter until his successor shall be elected and shall qualify. The Board of Directors may fill one or more vacancies arising between meetings of shareholders by reason of an increase in the number of directors or otherwise.

                   RESOLVED FURTHER, That the
          Secretary of the Company be, and he hereby is, directed to initial a copy of the amended By-Laws presented at this meeting and place it with the important papers of this meeting.

          IN WITNESS WHEREOF, the Board of Directors of THE
PEOPLES GAS LIGHT AND COKE COMPANY has executed this Written
Consent as of April 15, 1999.